ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

ING MAP Plus NP[SM]

Supplement dated October 27, 2006 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 28, 2006, as supplemented

This supplement updates certain information contained in the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective November 6, 2006, ING FMR[SM] Earnings Growth Portfolio will change its name to ING FMR[SM] Large Cap Growth Portfolio. Accordingly, effective November 6, 2006, all references to ING FMR[SM] Earnings Growth Portfolio in the Contract Prospectus, Contract Prospectus Summary and SAI are deleted and replaced with ING FMR[SM] Large Cap Growth Portfolio.

2. The following footnote is added to Evergreen Special Values Fund appearing in the Fund List in the Contract Prospectus, Contract Prospectus Summary and SAI:

> Effective September 1, 2005, the Evergreen Special Values Fund was closed to new plans and is only available to those plans that were offering the fund prior to September 1, 2005.

3. The information for ING International SmallCap Fund, ING Wells Fargo Mid Cap Disciplined Portfolio and ING Wells Fargo Small Cap Disciplined Portfolio appearing in the Contract Prospectus under Appendix IV – Fund Descriptions is deleted and replaced with the following:

Fund Name	**Investment Adviser/ Subadviser**	**Investment Objective(s)**
ING Mutual Funds – ING International SmallCap Fund	ING Investments, LLC **Subadvisers**: Acadian Asset Management, Inc. and Batterymarch Financial Management, Inc.	Seeks maximum long-term capital appreciation.
ING Investors Trust – ING Wells Fargo Mid Cap Disciplined Portfolio	Directed Services, Inc. **Subadviser**: Wells Capital Management, Inc.	Seeks long-term capital growth.
ING Investors Trust – ING Wells Fargo Small Cap Disciplined Portfolio	Directed Services, Inc. **Subadviser**: Wells Capital Management, Inc.	Seeks long-term capital appreciation.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.